

July 21, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

  Re: **American Realty Capital New York Recovery REIT, Inc.**
     Amendment No. 5 to Registration Statement on Form S-11
     Filed July 2, 2010
     File No. 333-163069

Dear Mr. Schorsch:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-11

General

1. We note that you recently acquired a property. Please update your compensation information to disclose the fees paid to your advisor in connection with this acquisition.

Cover Page of Prospectus

2. The cover page should contain only information required by Item 501 or that is key information. In this regard, please omit duplicative disclosure, such as your intention to acquire real estate investments that relate to office, retail, multifamily residential industrial and hotel property types, located in the New York metropolitan area, primarily in New York City and combine related risk factors. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

3.	We note that you will be conducting a "reasonable" best efforts offering through Realty Capital Securities, LLC. Please explain to us what constitutes a "reasonable best efforts" offering and how it differs from a "best efforts" offering. As applicable, please revise your Q&A on page 3 that indicates how the offering will proceed.

4.	We note the summary risk factors on the cover page as well as those listed on page 19. The first risk factor states that "[e]xcept as disclosed in this prospectus, we are a "blind pool" offering because we currently own only one property . . . ." Please revise to remove the reference to "except as disclosed in this prospectus" or clarify that your ownership of one property does not mean that you are no longer a blind pool.

Market Overview, page 57

5.	We note your disclosure regarding the market overview, including employment, supply, vacancy, rental rate and cap rate trends. Please update such information as of a more recent date and provide support for such updated disclosure.

Description of Real Estate Investments, page 118

6.	We note that you acquired an office building on June 22, 2010. Please provide audited financial statements pursuant to Rule 3-14 of Regulation S-X and pro-forma financial statements.

7.	Please disclose the occupancy rates and average effective rent per square foot for each of the last five years for the interior design building and the 36 West 34th Street property or explain to us why this information is not available. Refer to Item 15(a) and (e) of Form S-11 for guidance.

8.	We note that you executed a purchase and sale agreement to acquire leasehold interests on two five-story commercial properties and expect to close on the sale no later than August 30, 2010. Please provide management's analysis that the acquisition of this property is not probable as of the date of the prospectus. Within your response, please provide to us the principal's past experience in closing similar transactions. If you determine the acquisition is probable, please provide audited financial statements of the properties to be acquired pursuant to Rule 3-14 of Regulation S-X and pro-forma financial statements.

Prior Performance Summary, page 126

9.	We note your disclosure on page 133 that, other than as disclosed, there have been no major adverse business developments or conditions experienced by any program or non-program property. We further note your disclosure in Table III on page A-8. Please tell us how you considered the net losses reflected in the Table III and the lack of payments made to investors in determining that there have been no adverse business developments or conditions experienced.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-4

10.   Refer to the Guaranty and Indemnity filed as exhibit 10.8 to your registration statement.
      We note that this exhibit appears to be a long series of separate jpeg images. Please note
      that while it is appropriate to file electronic documents with images in them, it is not
      appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-
      T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in
      one of the correct document formats in your next amendment.

REVISED SALES LITERATURE SUBMITTED JULY 6, 2010

Website

11.   Refer to the page of the website that discusses the share repurchase program. Please
      expand the disclosure to state that you will also limit the number of shares repurchased
      pursuant to the program as follows:

      • During any 12-month period, you will not repurchase in excess of 5% of the
        number of shares of common stock outstanding as of December 31st of the
        previous year; and

      • You will limit the amount spent to repurchase shares in a given quarter to the
        amount of proceeds received from your distribution reinvestment plan in that
        same quarter.

American Realty Capital New York Recovery REIT, Inc. Presentation

12.   We note your response to comment 9 in our letter dated April 21, 2010. Please further
      reduce the use of photographs of buildings in New York City as well as the city's skyline.

13.   Refer to page 2. Please update your risk factors to coincide with the summary risk factors
      presented in your prospectus.

14.   Refer to page 10, which discusses your conservative financing strategy. Please expand
      this portion to disclose that you may leverage up to 75%.

15.   Refer to page 18. We note your response comment 10 in our letter dated April 21, 2010,
      and we continue to believe that you should comply with Item 10(b) of Regulation S-K
      with respect to the basis for this hypothetical return or remove this disclosure from the
      presentation.

16.   Refer to page 19. Please disclose the following information with respect to your share

      redemption plan:

- During any 12-month period, you will not repurchase in excess of 5% of the number of shares of common stock outstanding as of December 31st of the previous year;

- You will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from your distribution reinvestment plan in that same quarter; and

- The board may amend, suspend or terminate the plan.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900